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      As filed with the Securities and Exchange Commission on March 2, 1998
                                      Registration Nos. 033-10675 and 811-04935.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-18F-1

            NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1 UNDER THE
                         INVESTMENT COMPANY ACT OF 1940.

                                FIRST EAGLE TRUST
               (Exact Name of Registrant as Specified in Charter)
                           1345 Avenue of the Americas
                          New York, New York 10105-4300
               (Address of Principal Executive Offices) (Zip code)
       Registrant's Telephone Number, including Area Code: (212) 698-3000

                                  Robert Bruno
                        Arnhold and S. Bleichroeder, Inc.
                           1345 Avenue of the Americas
                            New York, New York 10105
                     (Name and Address of Agent for Service)

                                    Copy to:
                             PAUL S. SCHREIBER, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022

                            NOTIFICATION OF ELECTION
         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.






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                                    SIGNATURE
         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of New York and the state of New York on the 27th day of February, 1998.

                                           First Eagle Trust

                                           By: /s/ Robert Bruno
                                               -----------------------
                                           Title:  Vice President and Secretary

Attest:  Suzan J. Afifi
         --------------

Name:  Suzan J. Afifi

Title: Assistant Secretary